    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

May 5, 2000

We, as members of management of State Street Navigator Lending Prime Portfolio (the "Fund"), a series of the State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999, and from September 30, 1999 through December 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, and from September 30, 1999 through December 31, 1999, with respect to securities reflected in the investment account of the Company.

State Street Navigator Securities Lending Trust

By:

/s/ Ralph F. Vitale
---------------------------------------
Ralph F. Vitale
Executive Vice President - Division Head

/s/ Cinzia Liambo
---------------------------------------
Cinzia Liambo
Vice President - Compliance

                                  [LOGO]
                         PricewaterhouseCoopers LLP
                         160 Federal Street
                         Boston MA 02110
                         Telephone (617)439-4390

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
State Street Navigator Securities Lending Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolio (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security purchases and sales, for the period from September 30, 1999 (the date of our last examination), through December 31, 1999:

- For securities which were held by the Fund at December 31, 1999, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company observing no unresolved differences;

- We confirmed all domestic time deposit and funding agreement positions at December 31, 1999 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at December 31, 1999 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

                           [LOGO]

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and management of the Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
February 16, 2000

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

May 5, 2000

We, as members of management of State Street Navigator Lending Prime Portfolio (the "Fund"), a series of the State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1999, and from December 31, 1998 through August 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, and from December 31, 1998 through August 31, 1999, with respect to securities reflected in the investment account of the Company.

State Street Navigator Securities Lending Trust

By:

/s/ Ralph F. Vitale
---------------------------------------
Ralph F. Vitale
Executive Vice President - Division Head


/s/ Cinzia Liambo
---------------------------------------
Cinzia Liambo
Vice President - Compliance

                                  [LOGO]
                        PricewaterhouseCoopers LLP
                        160 Federal Street
                        Boston MA 02110
                        Telephone (617)439-4390

                        Report of Independent Accountants

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion about the compliance of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act) as of December 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1999, and the period from December 31, 1998 (the date of last examination) through August 31, 1999 with respect to agreement of purchases and sales of securities and similar investments:

- For securities which were held by the Fund at August 31, 1999, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company observing no unresolved differences;

- We confirmed all domestic time deposit and funding agreement positions at August 31, 1999 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at August 31, 1999 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

                           [LOGO]
     To the Trustees
     November 15,1999
     page 2

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
November 15, 1999

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

May 5, 2000

We, as members of management of State Street Navigator Lending Prime Portfolio (the "Fund"), a series of the State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 1999, and from August 31, 1999 through September 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999, and from August 31, 1999 through September 30, 1999, with respect to securities reflected in the investment account of the Company.

State Street Navigator Securities Lending Trust

By:

/s/ Ralph F. Vitale
---------------------------------------
Ralph F. Vitale
Executive Vice President - Division Head

/s/ Cinzia Liambo
---------------------------------------
Cinzia Liambo
Vice President - Compliance

                                  [LOGO]
                        PricewaterhouseCoopers LLP
                        160 Federal Street
                        Boston MA 02110
                        Telephone (617)439-4390

                        Report of Independent Accountants

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion about the compliance of State Street Navigator Securities Lending Prime Portfolio (the "Fund"), a series of State Street Navigator Securities Lending Trust, with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act) as of December 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999, and the period from August 31, 1999 (the date of last examination) through September 30, 1999 with respect to agreement of purchases and sales of securities and similar investments:

- For securities which were held by the Fund at September 30, 1999, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company observing no unresolved differences;

- We confirmed all domestic time deposit and funding agreement positions at September 30, 1999 with counterparty brokers and banks;

- We agreed the Custodian's Eurodollar time deposit positions in aggregate at September 30, 1999 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

- We reconciled all securities to the books and records of the Fund and the Custodian;

                              [LOGO]

To the Trustees
November 15, 1999
Page 2

- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
November 15, 1999